SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TiGenix

(Name of Subject Company)

TiGenix

(Name of Person(s) Filing Statement)

Ordinary shares, no nominal value (“Shares”)
American Depositary Shares (“ADSs”), each representing 20 Shares
(Title of Class of Securities)

ISIN BE0003864817 (Shares)
CUSIP 88675R109 (ADSs)
(CUSIP Number of Class of Securities)

An Moonen
General Counsel
Romeinse straat 12, box 2
3001 Leuven, Belgium
+32 016 39 7937
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Michael J. Willisch Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid, Spain +34-91-768-9610	Daniel Brass Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017, United States +1-212-450-4000

☒       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the communication listed below related to the proposed tender offer by Takeda Pharmaceutical Company Limited, a company incorporated under the laws of Japan (“Takeda”), for all of the issued and outstanding Shares, ADSs, warrants to acquire Shares (“Warrants”) and 9% senior unsecured convertible bonds due 2018 (the “Convertible Bonds”) of TiGenix NV, a public limited liability company incorporated in the form of a naamloze vennootschap/société anonyme under Belgian law (“TiGenix”), pursuant to the terms of the Offer and Support Agreement entered into between TiGenix and Takeda on January 5, 2018. Subsequent to such date, all Convertible Bonds were converted into Shares. At the time the voluntary public takeover bid is commenced, it shall be comprised of two separate offers — (i) an offer for all Shares and Warrants in accordance with the applicable law in Belgium (the “Belgian Offer”), and (ii) an offer to holders of ADSs, wherever located, and to holders of Shares who are resident in the U.S. in accordance with applicable U.S. law (the “U.S. Offer”). The prospectus and the response memorandum in connection with the Belgian Offer were approved by the Belgian Financial Services and Markets Authority (FSMA) on April 24, 2018. The tender offer statement on Schedule TO and the solicitation/recommendation statement on Schedule 14D-9 in connection with the U.S. Offer will be filed by Takeda and TiGenix, respectively, on or about April 30, 2018 when the takeover bid is expected to be launched.

Exhibit No.	Description

99.1	Q&A in respect of Takeda’s intention to acquire TiGenix, dated April 25, 2018

FORWARD-LOOKING INFORMATION

THIS COMMUNICATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND ESTIMATES WITH RESPECT TO THE ANTICIPATED FUTURE PERFORMANCE OF TIGENIX AND THE MARKET IN WHICH IT OPERATES AND STATEMENTS REGARDING THE EXPECTED CONSUMMATION OF THE TENDER OFFER, WHICH INVOLVES A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING THE SATISFACTION OF CLOSING CONDITIONS FOR THE TENDER OFFER, THE POSSIBILITY THAT THE TRANSACTION WILL NOT BE COMPLETED, THE IMPACT OF GENERAL ECONOMIC, INDUSTRY, MARKET OR POLITICAL CONDITIONS, AND THE OTHER RISKS AND UNCERTAINTIES DISCUSSED IN TIGENIX’ PUBLIC FILINGS WITH THE SEC, INCLUDING THE “RISK FACTORS” SECTION OF TIGENIX’ FORM 20-F FILED ON APRIL 16, 2018, AS WELL AS THE TENDER OFFER DOCUMENTS TO BE FILED BY TAKEDA AND THE SOLICITATION/RECOMMENDATION STATEMENT TO BE FILED BY TIGENIX. CERTAIN OF THESE STATEMENTS, FORECASTS AND ESTIMATES CAN BE RECOGNISED BY THE USE OF WORDS SUCH AS, WITHOUT LIMITATION, “BELIEVES”, “ANTICIPATES”, “EXPECTS”, “INTENDS”, “PLANS”, “SEEKS”, “ESTIMATES”, “MAY”, “WILL” AND “CONTINUE” AND SIMILAR EXPRESSIONS. THEY INCLUDE ALL MATTERS THAT ARE NOT HISTORICAL FACTS. SUCH STATEMENTS, FORECASTS AND ESTIMATES ARE BASED ON VARIOUS ASSUMPTIONS AND ASSESSMENTS OF KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS, WHICH WERE DEEMED REASONABLE WHEN MADE BUT MAY OR MAY NOT PROVE TO BE CORRECT. ACTUAL EVENTS ARE DIFFICULT TO PREDICT AND MAY DEPEND UPON FACTORS THAT ARE BEYOND TIGENIX’ CONTROL. THEREFORE, ACTUAL RESULTS, THE FINANCIAL CONDITION, PERFORMANCE, TIMING OR ACHIEVEMENTS OF TIGENIX, OR INDUSTRY RESULTS, MAY TURN OUT TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE, OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH STATEMENTS, FORECASTS AND ESTIMATES. GIVEN THESE UNCERTAINTIES, NO REPRESENTATIONS ARE MADE AS TO THE ACCURACY OR FAIRNESS OF SUCH FORWARD-LOOKING STATEMENTS, FORECASTS AND ESTIMATES. FURTHERMORE, FORWARD-LOOKING STATEMENTS, FORECASTS AND ESTIMATES ONLY SPEAK AS OF THE DATE OF THIS COMMUNICATION. TAKEDA AND TIGENIX DISCLAIM ANY OBLIGATION TO UPDATE ANY SUCH FORWARD-LOOKING STATEMENT, FORECAST OR ESTIMATES TO REFLECT ANY CHANGE IN TIGENIX’ EXPECTATIONS WITH REGARD THERETO, OR ANY CHANGE IN EVENTS, CONDITIONS OR CIRCUMSTANCES ON WHICH ANY SUCH STATEMENT, FORECAST OR ESTIMATE IS BASED, EXCEPT TO THE EXTENT REQUIRED BY BELGIAN LAW.

DISCLAIMER

THIS COMMUNICATION DOES NOT CONSTITUTE AN OFFER TO PURCHASE SECURITIES OF TIGENIX NOR A SOLICITATION BY ANYONE IN ANY JURISDICTION IN RESPECT OF SUCH SECURITIES, ANY VOTE OR APPROVAL. IF TAKEDA DECIDES TO PROCEED WITH AN OFFER TO PURCHASE TIGENIX’S SECURITIES THROUGH A PUBLIC TENDER OFFER, SUCH OFFER WILL AND CAN ONLY BE MADE ON THE BASIS OF AN APPROVED OFFER DOCUMENT BY THE FSMA AND TENDER OFFER DOCUMENTS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (“SEC”), WHICH HOLDERS OF TIGENIX’S SECURITIES SHOULD READ AS THEY WILL CONTAIN IMPORTANT INFORMATION. THIS COMMUNICATION IS NOT A SUBSTITUTE FOR SUCH OFFER DOCUMENTS. NEITHER THIS COMMUNICATION NOR ANY OTHER INFORMATION IN RESPECT OF THE MATTERS CONTAINED HEREIN MAY BE SUPPLIED IN ANY JURISDICTION WHERE A REGISTRATION, QUALIFICATION OR ANY OTHER OBLIGATION IS IN FORCE OR WOULD BE WITH REGARD TO THE CONTENT HEREOF OR THEREOF. ANY FAILURE TO COMPLY WITH THESE RESTRICTIONS MAY CONSTITUTE A VIOLATION OF THE FINANCIAL LAWS AND REGULATIONS IN SUCH JURISDICTIONS. TAKEDA, TIGENIX AND THEIR RESPECTIVE AFFILIATES EXPLICITLY DECLINE ANY LIABILITY FOR BREACH OF THESE RESTRICTIONS BY ANY PERSON.

IMPORTANT ADDITIONAL INFORMATION FOR U.S. INVESTORS

THE VOLUNTARY PUBLIC TAKEOVER BID DESCRIBED HEREIN HAS NOT YET COMMENCED. THIS COMMUNICATION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NEITHER A RECOMMENDATION, AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES OF TIGENIX.

AT THE TIME THE VOLUNTARY PUBLIC TAKEOVER BID IS COMMENCED, SECURITY HOLDERS OF TIGENIX ARE URGED TO READ THE OFFER DOCUMENTS WHICH WILL BE AVAILABLE AT WWW.SEC.GOV. AT THE TIME THE VOLUNTARY PUBLIC TAKEOVER BID IS COMMENCED, IT SHALL BE COMPRISED OF TWO SEPARATE OFFERS — (I) AN OFFER FOR ALL ORDINARY SHARES ISSUED BY TIGENIX (“ORDINARY SHARES”) AND WARRANTS TO ACQUIRE ORDINARY SHARES IN ACCORDANCE WITH THE APPLICABLE LAW IN BELGIUM, AND (II) AN OFFER TO HOLDERS OF TIGENIX’S AMERICAN DEPOSITARY SHARES ISSUED BY DEUTSCHE BANK TRUST COMPANY AMERICAS ACTING AS DEPOSITARY (“ADSS”), WHEREVER LOCATED, AND TO HOLDERS OF ORDINARY SHARES WHO ARE RESIDENT IN THE U.S. IN ACCORDANCE WITH APPLICABLE U.S. LAW (THE “U.S. OFFER”).

THE U.S. OFFER WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS. AT THE TIME THE U.S. OFFER IS COMMENCED, TAKEDA WILL FILE, OR CAUSE TO BE FILED, A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SEC AND THEREAFTER, TIGENIX WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9, IN EACH CASE WITH RESPECT TO THE U.S. OFFER.

HOLDERS OF ADSS AND ORDINARY SHARES SUBJECT TO THE U.S. OFFER WHO WISH TO PARTICIPATE IN THE U.S. OFFER, ARE URGED TO CAREFULLY REVIEW THE DOCUMENTS RELATING TO THE U.S. OFFER THAT WILL BE FILED BY TAKEDA WITH THE SEC SINCE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE U.S. OFFER. HOLDERS OF ADSS AND ORDINARY SHARES SUBJECT TO THE U.S. OFFER WHO WISH TO PARTICIPATE IN THE U.S. OFFER, ARE ALSO URGED TO READ THE RELATED SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 THAT WILL BE FILED WITH THE SEC BY TIGENIX RELATING TO THE U.S. OFFER SINCE IT WILL CONTAIN IMPORTANT INFORMATION. YOU MAY OBTAIN A FREE COPY OF THESE DOCUMENTS AFTER THEY HAVE BEEN FILED WITH THE SEC, AND OTHER DOCUMENTS FILED BY TIGENIX AND TAKEDA WITH THE SEC, AT THE SEC’S WEBSITE AT WWW.SEC.GOV. INVESTORS AND SECURITY HOLDERS MAY ALSO OBTAIN FREE COPIES OF THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 AND OTHER DOCUMENTS FILED WITH THE SEC BY TIGENIX AT WWW.TIGENIX.COM. IN ADDITION TO THE OFFER AND CERTAIN OTHER TENDER OFFER

DOCUMENTS, AS WELL AS THE SOLICITATION/RECOMMENDATION STATEMENT, TIGENIX FILES REPORTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS OR OTHER INFORMATION FILED BY TIGENIX AT THE SEC PUBLIC REFERENCE ROOM AT 100 F STREET, N.E., WASHINGTON, D.C. 20549. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOM. TIGENIX’S FILINGS AT THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

YOU SHOULD READ THE FILINGS MADE BY TAKEDA AND TIGENIX WITH THE SEC CAREFULLY BEFORE MAKING A DECISION CONCERNING THE U.S. OFFER.